Exhibit 99.2

SSLJ.com Limited

Interim report for the six months period ended June 30, 2018

THE PERIOD January 1, 2018 – June 30, 2018

●	Consolidated revenue amounted to $11,555,277 compared to $7,296,678 in the corresponding period of the previous year

●	Loss from operations was $7,815,818 compared to $9,186,240 in the corresponding period of the previous year

●	Net loss amounted to $35,573,449 compared to $9,324,015 in the corresponding period in the fiscal year of 2017

●	Loss per share attributable to SSLJ.com Shareholders was $0 compared to $ 0.23 in the corresponding period of the fiscal year of 2017

●	Comprehensive loss was $35,227,130 during the six months ended June 30, 2018 compared to $9,353,848 in the corresponding period of the previous year

●	The Company’s primary business operations in Wuhan, China, its headquarters, were ceased due to pending litigation of an affiliate of the Company in China

●	Existing home decoration and renovation service contracts were transited to other local companies in this industry

SSLJ.com Limited (the “Company”) provides artificial-intelligence-based furnishing, renovation and improvement services to residential and commercial buildings in China. The Company provides its customers with consulting, design, remodeling, and furnishing services as well as modern, high-quality and high-tech products, such as facial recognition and fingerprint security control. The Company markets its products and services through the internet and offline network in China.

INTRODUCTION

Unless the context otherwise requires, in this current report on Form 6-K references to:

●	“we,” “us,” “our,” “Company,” or similar terms refer to SSLJ.com Limited, a Cayman Islands company, including its consolidated subsidiaries and variable interest entities (“VIE”), unless the context otherwise indicates;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this current report only;

●	“Class A ordinary shares” refer to Class A ordinary shares, par value U.S.$0.00125 per share, each Class A ordinary share is entitled to one vote;

●	“Class B ordinary shares” refer to Class B ordinary shares, par value U.S.$0.00125 per share, each Class B ordinary share is entitled to ten votes;

●	“FIE” refers to foreign-invested enterprise;

●	“fiscal year” refers to the period from January 1 of each calendar year to December 31 of that calendar year;

●	“GAAP” refers to generally accepted accounting principles in the United States, or U.S. GAAP;

●	“ordinary shares” refer to Class A ordinary shares and Class B ordinary shares;

●	“Shengshi” refers to Shengshi Leju (Wuhan) Technology Holding Limited, our PRC operating company and controlled by us via contractual arrangements;

●	“Shengshi Culture Communication” refers to Shengshi Leju (Yadong) Culture Communication Co., Ltd., a wholly owned subsidiary of Shengshi;

●	“Shengshi Intelligent Technology” refers to Shengshi Leju (Yadong) Intelligent Technology Co., Ltd., a wholly owned subsidiary of Shengshi;

●	“SSLJ HK” refers to SSLJ Technology Information Co. Limited, a wholly owned subsidiary of SSLJ Holdings;

●	“SSLJ Holdings” refers to SSLJ Holdings Limited, a wholly owned subsidiary of the Company;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“U.S.$,” “U.S. dollars,” or “dollars” shall have the meanings of the legal currency of the United States; and

●	“WFOE” refers to Wuhan Shengshi Leju Management Co. Limited, a wholly owned PRC subsidiary of SSLJ HK.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This current report on Form 6-K includes our reviewed consolidated financial statements for the six months ended June 30, 2018 and 2017.

This current report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars in the balance sheet was made at RMB6.62 to US$1.00 as of June 29, 2018 and the translation of Renminbi into U.S. dollars in the statement of operations was made at RMB6.34 to US$1.00, the average rate for the six months ended June 30, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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Business Activities

We operate in China through Shengshi, formed on July 22, 2014 under PRC laws. We incorporated SSLJ.com Limited under the laws of the Cayman Islands as our offshore holding company on December 7, 2016. SSLJ.com Limited owns 100% of the equity interest in SSLJ Holdings, a company formed under the laws of the British Virgin Islands on November 24, 2016. Through SSLJ Holdings, we indirectly own 100% of the equity interest in SSLJ HK, a Hong Kong company established on December 14, 2016. WFOE, a wholly owned PRC subsidiary of SSLJ HK, entered into a series of agreements with Shengshi and Shengshi’s shareholders, through which we effectively control and derive all the economic interest from Shengshi.

We were recognized by the Housing Decoration Committee of the China Building and Decoration Association as a pioneer in the vertically integrated online-to-offline (“O2O”) home improvement service and product market in China. Through our online platforms and offline sales and service network in China, we provide our customers with a convenient, full-service, one-stop solution for their home improvement needs by offering consulting, design, remodeling, and interior design services as well as high-tech products, such as facial recognition and fingerprint security system. We have a research and development team that dedicates to the research and application of artificial intelligence into residential and office buildings to make people’s living and working environment safe, comfortable and convenient.

In 2017, we launched our third generation of services and products, which included the electrical appliances and upgraded artificial-intelligence-based “Smart” home products that we expected to generate a higher profit margin than the previous versions of services and products. We ceased to offer our second generation packages in April 2017. In the third quarter of 2017, we further updated our package to “third generation plus,” which included basic decoration (RMB99,800, or approximately $15,100, for an 80 square meter household and RMB899, or approximately $136, per square meter in excess of 80 square meters) and luxurious furnishings (RMB178,800, or approximately $27,050, for an 80 square meter household and RMB1,399, or approximately $212, per square meter in excess of 80 square meters). In addition, in 2017, we launched an online store of our smart home products on our website which allowed our existing customers to purchase smart home devices and components in addition to our home improvement packages. Our first smart home product, the ultra-thin sweeping robot, was introduced to the market in June 2017, and in the third quarter of 2017, we launched several additional new smart home products, including rice cooker and air purifier. In 2018, we developed a series of smart locks, which could be controlled by fingerprint, facial recognition, combination of digits, or the combination of two of them.

We launched our operations in July 2014. Our revenues for the six months ended June 30, 2018 and 2017, were approximately $11,555,277 and $7,296,678, respectively, and our net losses were $35,573,449 and $9,324,015, respectively. Our net losses for the six months ended in June 30, 2018 reflected the significant operational costs we incurred due to the cease of operations of Shengshi. See also “Operations and Recent Events.”

Variable Interest Entity Arrangements

In establishing our business, we have used a variable interest entity, or VIE, structure. As such, we are a holding company that conducts substantially all of our business through our VIE. In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Our company and our WFOE are considered as foreign investors or foreign invested enterprises under PRC law. The provision of internet content services, which we conduct through our VIE, is within the category in which foreign investment is currently restricted or prohibited. The contractual arrangements among WFOE, Shengshi and Shengshi’s shareholders enable us to exercise effective control over Shengshi and hence consolidate its financial results as our VIE.

In our case, the WFOE effectively assumed management of the business activities of Shengshi through a series of agreements which are referred to as the VIE Agreements. Through the VIE Agreements, the WFOE has the right to appoint all executives, senior management and the members of the board of directors of Shengshi. The VIE Agreements are comprised of a series of agreements, including an Technical Consultation and Service Agreement, a Business Cooperation Agreement, Equity Pledge Agreements, a Share Disposal Agreement and a Voting Rights Proxy Agreement. Through the VIE Agreements, the WFOE has the right to advise, consult, manage and operate Shengshi for an annual consulting service fee in the amount of 100% of Shengshi’s after-tax net income. The shareholders of Shengshi, Wei Zheng and Jianbao Li, (the “Shengshi Shareholders”) have each pledged all of their right, title and equity interests in Shengshi as security for the WFOE to collect consulting services fees provided to Shengshi through the Equity Pledge Agreements. In order to further reinforce the WFOE’s rights to control and operate Shengshi, the Shengshi Shareholders have granted the WFOE an exclusive right and option to acquire all of their equity interests in Shengshi through the Share Disposal Agreement.

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The VIE Agreements are detailed below as follows:

Technical Consultation and Service Agreement. Pursuant to the Technical Consultation and Service Agreement between WFOE and Shengshi dated June 3, 2017, WFOE has the exclusive right to provide consultation and services to Shengshi in the area of human resource, technology and intellectual property rights. WFOE exclusively owns any intellectual property rights arising from the performance of this Technical Consultation and Service Agreement. The amount of service fees and payment term can be amended by the WFOE and Shengshi’s consultation and the implementation. The term of the Technical Consultation and Service Agreement is 20 years. WFOE may terminate this agreement at any time by giving 30 day’s prior written notice to Shengshi.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement between WFOE and Shengshi dated June 3, 2017, WFOE has the exclusive right to provide Shengshi with complete technical support, business support and related consulting services, including but not limited to technical services, business consultations, equipment or property leasing, marketing consultancy, system integration, product research and development, and system maintenance. WFOE exclusively owns any intellectual property rights arising from the performance of this Business Cooperation Agreement. The rate of service fees may be adjusted based on the services rendered by WFOE in that month and the operational needs of Shengshi. The Business Cooperation Agreement shall maintain effective unless it was terminated or was compelled to terminate under applicable PRC laws and regulations. WFOE may terminate this Business Cooperation Agreement at any time by giving 30 day’s prior written notice to Shengshi.

Equity Pledge Agreements. Pursuant to the Equity Pledge Agreements among WFOE, Shengshi and each of Shengshi Shareholders dated June 3, 2017, Shengshi Shareholders pledged all of their equity interests in Shengshi to WFOE to guarantee Shengshi’s performance of relevant obligations and indebtedness under the Technical Consultation and Service Agreement and other control agreements (“Control Agreement”). In addition, Shengshi Shareholders have completed the registration of the equity pledge under each Equity Pledge Agreement with the competent local authority on June 12, 2017. If Shengshi breaches its obligation under the Control Agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. The Pledge shall be continuously valid until the respective Shengshi Shareholder is no longer a shareholder of Shengshi or the satisfaction of all its obligations by Shengshi under the Control Agreement.

Share Disposal Agreements. Pursuant to the Share Disposal Agreements among WFOE, Shengshi and each of Shengshi Shareholders dated June 3, 2017, WFOE has the exclusive right to require each Shengshi Shareholder to fulfill and complete all approval and registration procedures required under PRC laws for WFOE to purchase, or designate one or more persons to purchase, each Shengshi Shareholder’s equity interests in Shengshi, once or at multiple times at any time in part or in whole at WFOE’s sole and absolute discretion. The purchase price shall be the lowest price allowed by PRC laws. The Share Disposal Agreements shall remain effective until all the equity interest owned by each Shengshi Shareholder has been legally transferred to WFOE or its designee(s).

Voting Rights Proxy Agreements. Pursuant to the Voting Rights Proxy Agreements among WFOE, Shengshi and each of Shengshi Shareholders dated June 3, 2017, each Shengshi Shareholder irrevocably appointed WFOE or WFOE’s designee to exercise all his or her rights as Shengshi Shareholders under the Articles of Association of Shengshi, including but not limited to the power to exercise all shareholder’s voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of Shengshi. The term of each Voting Rights Proxy Agreement is 20 years. WFOE has the right to extend each Voting Proxy Agreement by giving written notification.

Because we are a holding company, we rely on dividends and other distributions on equity paid by WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under PRC laws and regulations, our wholly foreign-owned subsidiary in China may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff welfare and bonus fund. The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund are not distributable as cash dividends.

Any limitation on the ability of WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this annual report, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Class A ordinary shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Management

On February 6, 2019, the board of directors (the “Board”) of the Company elected Zhiquan Chen as a new member of the Board, effective immediately. On February 7, 2019, the Board elected the following three individuals as new members to the Board, Mr. Yong Fang, Mr. Xinyu Yang and Mr. Huashun Zhang.

Mr. Xinyu Yang, 48 years old, has been an executive director at Hong Kong Langkun Investment Co., Ltd. since January 2019 and served as the chairman of the board of directors of Guangdong Yungu Media Joint Stock Company (“Yungu”), a joint stock company formed under the laws of the PRC, since 2015. Prior to that, Mr. Yang served as the chairman of the board of directors of Chengdu Beiruan Investment Co., Ltd. from 2003 to 2015. Mr. Yang received a bachelor’s degree in Electronic Engineering from Chengdu Electronic Technology University in 1992.

Mr. Yong Fang, 44 years old, has been a serial entrepreneur and founded and served as the legal representative and president of the following three companies: Shanghai Yi Wei Shi Technology Co., Ltd. since March 2010, Wuxi Yi Wei Shi Monitor Technology Co., Ltd. since September 2013 and Ningbo Yi Wei Shi Monitor Technology Co., Ltd. from December 2014. Mr. Fang obtained a bachelor’s degree in Measurement and Control Technology and Instrument from Wuhan University in 1998, a master’s degree in Computer Science from Wuhan University in 2001 and a Ph.D. in Applied Computer Science from Shanghai Jiao Tong University in 2006.

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Mr. Ming Yi, 39 years old, has extensive experience in finance, business administration and public accounting with his sector expertise spanning retail/wholesale distribution, financial services and manufacturing. From 2016 to 2018, Mr. Yi served as the Chief Financial Officer of Wave Sync Corp. (OTC: WAYS). Prior to that, from 2011 to 2015, Mr. Yi was the chief financial officer at China Bio-Energy Corp as well as a senior manager at Qi He CPA Ltd., a PRC based-accounting firm. Mr. Yi holds a Bachelor of Science degree in Accounting from School of Business Administrations of Liaoning University, and a Master of Science degree in Accounting and Finance from Victory University, Australia. Mr. Yi is a Certified Public Accountant in Australia.

Mr. Zhiquan Chen, 33 years old, has worked at Yingke Law Firm since 2013. Mr. Chen received a master degree in Law from Yangtze University in 2012 and a bachelor degree in law from Yangtze University in 2009.

Mr. Huashun Zhang, 37 years old, is the manager of Yungu Media since 2017. Prior to that, Mr. Huashun Zhang served as a sales director at Fenzhong Media Corp. from 2014 to 2017 and an export and import manager at Guangzhou Geku Commerce Co., Ltd. from 2007 to 2013. Mr. Huashun Zhang received an associate’s degree in Foreign Trade English from Guangzhou University in 2000.

On March 5, 2019, Mr. Warren Wang resigned as a director and CEO of the Company, effective on March 5, 2019. In addition, Hon Man Yun, Yanping Li, and Ren Zhang resigned as members of the Board of the Company, effective March 5, 2019.

On March 22, 2019, the Board of the Company appointed Yingxue Wang and Sheve Li Tay as new members of the Board, effective immediately.

Ms. Sheve Li Tay, 47 years old, has over twenty-three years of experience in finance, accounting and corporate management. Ms. Tay serves on the board of directors of China 33 Media Group Ltd., a company listed on the GEM of Hong Kong Stock Exchange, and the board of directors of China Internet Nationwide Financial Services, Inc., a company listed on the Nasdaq Stock Exchange. Ms. Tay previously served as an independent director of Grand Concord International Holdings Ltd. Ms. Tay also served as the President of Finance and Capital Management at Centron Telecom International Holding Ltd., and as a senior manager at Ernst & Young (China). Ms. Tay is a member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Ms. Tay holds a bachelor’s degree from the University of Strathclyde and a master’s degree from the University of Western Sydney.

Ms. Yingxue Wang, 54 years old, has over 30 years of experience in finance, auditing and corporate management. Ms. Wang, a certified public accountant, has served as the senior project audit manager of Beijing Zhongmin Jiande accounting firm since 2008. From 2006 to 2008, Ms. Wang served as the presiding officer and director of the audit department of Beijing Zhongjinyang tax agent firm. From 1985 to 2005, Ms. Wang served as head of the accounting and finance department of the Quality Measurement and Research Institute of Liaoning Province. Ms. Wang holds a bachelor’s degree in economic management from Correspondence College of Renmin University.

In addition, the Board has appointed Yingxue Wang, Sheve Li Tay and Zhiquan Chen as members of the audit committee of the Board, with Sheve Li Tay as chairperson of the audit committee.

The foregoing changes of the management and Board were made in connection with a merger between the Company and Guangdong Yungu Media Joint Stock Company (“Yungu”) as contemplated in the Amended LOI (as defined below). Please refer to section “Operations and Recent Events” for details.

Operations and Recent Events

Mr. Wei Zheng, the Company’s former Chairman and CEO, controlled Leju Fortune, a peer to peer lending company formed under the laws of China. On July 27, 2018, the Company disclosed that Leju Fortune and the Company were two separate legal entities with distinct businesses and operations; also, it was disclosed that the potential liquidation of Leju Fortune was expected to have no direct impact on the Company’s operations and financial results. As of the date of this report, Shengshi has ceased its regular operations as result of PRC government imposed actions on all companies controlled by, and assets owned by Mr. Wei Zheng in the PRC. The PRC government has not issued any final ruling regarding Shengshi and its responsibilities to settle any potential debts or obligations owed by Mr. Wei Zheng.

Shengshi and its legal advisors in the PRC are closely following the situation. The Company expects that its financial position as of December 31, 2018, and results of operations for the year then ended would be materially adversely affected. Use of the Shengshi’s bank accounts have been restricted by the PRC government, and the title of the Shengshi’s building and land use rights have been encumbered whereby the ownership of the building may not be freely transferred. Other certain current and non-current assets of Shengshi are expected to be impaired as a result of the frozen condition of its operations, and the recoverability of such assets is expected to be materially affected. Management of Shengshi is still making efforts to assess the financial impact of the cease in operations.

On May 10, 2018, the Company entered into variable interest entity agreements with Shantou Zhileju Technology Co. Ltd. (“Shantou Zhileju”). Shantou Zhileju was incorporated on September 27, 2017. It operates in the business of installation of smart home products.

On August 2, 2018, SSLJ AI Home, Inc. (“SSLJ USA”), a wholly owned subsidiary of the Company, was incorporated under the laws of the State of New York. SSLJ USA provides the smart home technology services and products, such as facial recognition and fingerprint security control. SSLJ USA and Shantou Zhileju were in operations as of the date of this report.

On January 31, 2019, the Company, Mr. Wei Zheng and Yungu, a media advertisement company formed under the laws of China, entered into an amended and restated letter of intent (“Amended LOI”), pursuant to which the Company will issue to certain shareholders or affiliates of Yungu, in exchange for (a) the controlling rights of Yungu, and (b) a cash consideration of no more than $1.1 million, a certain number of shares of Class A ordinary shares of the Company representing 90% of the total outstanding shares of capital stock of the Company, on a fully-diluted and converted basis, after a reverse stock split of the Company’s outstanding shares of Class A ordinary shares. The terms listed above were not binding, and the binding provisions in the Amended LOI included the representations and warranties of the Company and Mr. Wei Zheng, termination clause, exclusivity, and binding effect and governing law sections. As of the date of this report, the parties to the Amended LOI were in the process of finalizing the share exchange agreement to provide definitive terms of the share exchange transaction contemplated therein.

The Company received a notice that Mr. Wei Zheng, the majority shareholder of the Company, was the subject of a red notice (the “Red Notice”) dated November 14, 2018 that purports to be issued by the International Criminal Police Organization, more commonly known as the Interpol. A red notice that bore the name of Interpol purports to notify the public that the subject is wanted for prosecution in a criminal proceeding in a particular jurisdiction that is a member of the Interpol. The Red Notice that the Company has received concerns the funds of approximately $188 million U.S. dollars in loss allegedly misappropriated by Le Ju Financial Service Co., Ltd. which was an affiliate of the Company and under common control of Mr. Wei Zheng. The Company has not been able to confirm with the Interpol that the Interpol actually issued such Red Notice that the Company has a copy of.

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FINANCIAL INFORMATION

SSLJ.COM LIMITED, SUBSIDIARIES AND VIE

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2018	December 31, 2017
ASSETS
CURRENT ASSETS:
Cash	$-	$1,007,269
Restricted cash	159,456	-
Accounts receivable, net	-	367,935
Inventories	-	2,375,607
Advances to suppliers	-	781,321
Prepaid rent	-	915,990
Other receivables	-	559,226
Short-term deposits	-	116,855
Refundable value added tax credits	950,189	966,310
Other current assets	-	747,248
TOTAL CURRENT ASSETS	1,109,645	7,837,761

Property and equipment at cost, net of accumulated depreciation	10,646,726	11,099,501
Long-term deposits	-	496,098
Other long-term assets	-	16,915

TOTAL ASSETS	$11,756,371	$19,450,275

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$4,909,330	$2,352,077
Advance from customers	-	37,141
Advance from customers – related party	-	38,422
Deferred revenue	9,524,515	4,880,481
Taxes payable	149,266	99,673
Deferred rent	-	76,492
Accrued expenses and other current liabilities	4,455,517	1,754,773
TOTAL CURRENT LIABILITIES	19,038,628	9,239,059

Long-term shareholders loan	9,486,870	9,981,686
Deferred rent	-	109,002

TOTAL LIABILITIES	28,525,498	19,329,747

COMMITMENTS

EQUITY:
Class A ordinary shares, $0.00625 par value; 12,000,000 shares authorized; 1,672,272 shares issued and outstanding as of June 30, 2018 and December 31, 2017*	10,452	5,452
Class B ordinary shares, $0.00625 par value; 7,800,000 shares authorized; 7,127,728 shares issued and outstanding as of June 30, 2018 and December 31, 2017*	44,548	44,548
Additional paid in capital	56,478,115	38,145,250
Accumulated deficit	(73,941,757)	(38,819,083)
Accumulated other comprehensive income	1,072,862	726,543
TOTAL SHAREHOLDERS’ EQUITY	(16,335,780)	102,710
Non - controlling interest	(433,347)	17,818
TOTAL EQUITY	(16,769,127)	120,528
TOTAL LIABILITIES AND EQUITY	$11,756,371	$19,450,275

*Reflects one-for-five reverse stock split effected on April 1, 2019.

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SSLJ.COM LIMITED, SUBSIDIARIES AND VIE

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2018	2017

REVENUE	$11,555,277	$7,296,678

COST OF REVENUE
Cost of product and services	7,900,481	6,444,354
Business and sales related taxes	29,648	2,447

GROSS PROFIT	3,625,148	849,877

OPERATING EXPENSES
General and administrative expenses	6,810,215	2,480,995
Selling expenses	4,630,751	6,980,903
Research and development expenses	-	574,219
Total operating expenses	11,440,966	10,036,117

LOSS FROM OPERATIONS	(7,815,818)	(9,186,240)

OTHER INCOME (EXPENSE)
Other income	763,386	9,051
Other expense	(28,521,102)	(146,826)
Total other income (expense)	(27,757,716)	(137,775)

LOSS BEFORE INCOME TAXES	(35,573,534)	(9,324,015)

PROVISION FOR INCOME TAXES	(85)	-

NET LOSS	$(35,573,449)	$(9,324,015)
Less: net loss attributable to non - controlling interest	(448,416)	-
NET LOSS ATTRIBUTABLE TO SSLJ.COM	(35,125,033)	(9,324,015)

OTHER COMPREHENSIVE LOSS
Foreign currency translation gain (loss)	346,319	(29,833)
COMPREHENSIVE LOSS	$(35,227,130)	$(9,353,848)
Less: comprehensive income attributable to non - controlling interest	191,786	-
COMPREHENSIVE LOSS ATTRIBUTABLE TO SSLJ.COM	(35,418,916)	(9,353,848)
Losses Per Share Attributable to SSLJ.com Shareholders
Basic and diluted	$(4.02)	$(1.17)

Weighted Average Number of Shares
Basic and diluted*	8,727,869	8,000,000

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SSLJ.COM LIMITED, SUBSIDIARIES AND VIE

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(35,573,449)	$(9,324,015)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	294,335	687,192
Write off non-recoverable assets	28,509,342	98,234
Changes in operating assets and liabilities:
Accounts receivable	(2,842,201)	(2,424,877)
Advances to suppliers	(7,500,426)	(752,026)
Inventories	(390,555)	1,405,661
Other receivables, net	(12,495,161)	(485,703)
Prepayments	15,282	(128,822)
Rental deposits	608,193	(282,573)
Refundable value added tax credits	16,122	(276,652)
Other current assets	472,720	(106,175)
Other non-current assets
Accounts payable	2,239,684	1,537,233
Deferred revenue	4,606,893	(3,092,549)
Deferred rent	(109,002)	183,475
Tax payable	-	39,192
Accrued expenses and other current liabilities	2,991,414	160,944
NET CASH USED IN OPERATING ACTIVITIES	(19,156,809)	(12,761,461)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	-	(2,390,650)
Payments for construction in progress	38,422	(309,782)
NET CASH USED IN INVESTING ACTIVITIES	38,422	(2,700,432)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering	18,337,865	-
Repayment of shareholders’ loan	(533,237)	(6,988,023)
Capital contribution from shareholders	-	23,382,842
NET CASH PROVIDED BY FINANCING ACTIVITIES	17,804,628	16,394,819

EFFECT OF EXCHANGE RATE CHANGE ON CASH	465,946	(27,991)

NET INCREASE (DECREASE) IN CASH	(1,313,759)	904,935

CASH and RESTRICTED CASH-beginning of year	1,007,269	76,048

CASH and RESTRICTED CASH-end of year	159,456	980,983

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid during the year for:
Income tax	$-	$10,496
Non-cash investing activities:
Transfer from prepayment on property and equipment to fixed assets	$-	$-

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NOTE 1 - ORGANIZATION AND BUSINESS DESCRIPTION

SSLJ.com Limited (“SSLJ.com”) was incorporated under the laws of the Cayman Islands on December 7, 2016 as an offshore holding company.

SSLJ Holdings Limited (“SSLJ Holdings”) is a wholly-owned subsidiary of SSLJ.com established under the laws of the British Virgin Islands on November 24, 2016. SSLJ Holdings owns 100% equity interest of SSLJ Technology Information Co., Limited (“SSLJ HK”), a limited liability company established in Hong Kong on December 14, 2016. SSLJ HK owns 100% equity interest of Wuhan Shengshi Leju Management Co., Ltd. (“SSLJ Management”), a wholly foreign-owned enterprise (the “WFOE”) established on April 11, 2017 under the laws of the People’s Republic of China (“China” or “PRC”) with initial capital of $20,000.

Shengshi Leju (Wuhan) Technology Holding Co., Limited (“Shengshi”), formerly known as Wuhan Shengshi Leju E-commerce Information Co., Limited, was established on July 22, 2014 under the laws of the People’s Republic of China (“PRC” or “China”).

On September 20, 2017, Shengshi Leju (Yadong) Intelligent Technology Co., Ltd. (“Intelligent Technology”) was incorporated with a registered capital of RMB10,0000,000 (approximately $1.5 million) and is a wholly-owned subsidiary of Shengshi. On September 22, 2017, Shengshi Leju (Yadong) Culture Communication Co., Ltd. (“Culture Communication) was incorporated with a registered capital of RMB1,000,000 (approximately $0.15 million). Shengshi owns 90% equity interest of this new entity and another third party individual owns the remaining 10% equity interest.

In June 2017, SSLJ Management entered into a series of contractual agreements with the owners of Shengshi. These agreements include a Technical Consultation and Services Agreement, a Business Cooperation Agreement, an Equity Pledge Agreement, a Share Disposal Agreement and a Voting Rights Proxy Agreement.

Pursuant to the above agreements, SSLJ Management has the exclusive right to provide Shengshi consulting services related to business operations including technical and management. All the above contractual agreements obligate SSLJ Management to absorb a majority of the risk of loss from Shengshi’s activities and entitle SSLJ Management to receive a majority of their residual returns. In essence, SSLJ Management has gained effective control over Shengshi. Therefore, the Company believes that Shengshi should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. Accordingly, the accounts of Shengshi are consolidated with those of SSLJ management and ultimately are consolidated into those of SSLJ.com.

Shengshi was established with initial registered capital of Chinese Renminbi (“RMB”) 20,000,000 (approximately $3.3 million). After several rounds of additional capital contributions, the registered capital of the Company was increased to RMB 100,000,000 (approximately $14.8 million) as of December 31, 2016. In March and June 2017, the Company further increased its registered capital to RMB 260,000,000 (approximately $38.2 million) through additional capital contribution by shareholders.

SSLJ.com, its subsidiaries and VIE (herein collectively referred to as the “Company”) is primarily engaged in the business of home improvement and home furnishing services utilizing the business model of Online to Offline (“O2O”), a strategy that draws potential customers primarily through online channels to physical stores or showrooms. The Company currently has branches offices and/or showrooms in many major cities throughout China.

On January 31, 2018, the Company completed the first closing its initial public offering (“IPO”) of 3,819,892 Class A ordinary shares at a price to the public of $5.00 per share for a total of $19,099,460 in gross proceeds before expenses and underwriting commissions. On February 2, 2018, the Company completed the second closing of its IPO of 180,108 Class A ordinary shares at the same price. The total gross proceeds of its offering were $20,000,000 before deducting placement agent’s commission and other offering expenses, resulting in net proceeds of $18,438,966. In connection with the offering, the Company’s Class A ordinary shares began trading on the NASDAQ Capital Market beginning on February 5, 2018 under the ticker symbol “SSLJ”.

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Mr. Wei Zheng, the Company’s former Chairman and CEO, controlled Leju Fortune, a peer to peer lending company. On July 27, 2018, the Company disclosed that Leju Fortune and the Company were two separate legal entities with distinct businesses and operations; also, it was disclosed that the potential liquidation of Leju Fortune was expected to have no direct impact on the Company’s operations and financial results. As of the date of this report, Shengshi, a corporation in the PRC that is controlled by the Company’s via variable interest entity agreements, has ceased its regular operations as result of government imposed actions on all companies controlled by, and assets owned by Mr. Wei Zheng in the PRC. The PRC government has not issued any final ruling regarding Shengshi and its responsibilities to settle any potential debts or obligations owed by Mr. Wei Zheng. Shengshi’s legal advisors in the PRC are closely following the situation. The Company expects that its financial position as of December 31, 2018, and results of operations for the year then ended would be materially and adversely affected. Use of the Shengshi’s bank accounts have been restricted by the PRC government, and the title of the Shengshi’s building and land use rights have been encumbered where the ownership of the building may not be freely transferred to potential buyers. Other certain current and non-current assets are expected to be impaired as a result of the operations being ceased, and the recoverability of such assets is expected to be materially affected. The management of Shengshi is still making efforts to assess the financial impact of the cease in operations.

On May 10, 2018, the Company entered into variable interest entity agreements with Shantou ZhiLeju Technology Co. Ltd. (“Shantou Zhileju”). Shantou Zhileju was incorporated on September 27, 2017. It operates in the business of installation of smart home products.

On August 2, 2018, SSLJ AI Home, Inc. (“SSLJ USA”), a wholly owned subsidiary of the Company, was incorporated in the State of New York. SSLJ USA provides smart home technology services and products.

These notes have been provided as material information for the user to evaluate the condition of the Company. They are condensed in nature. These notes have not been prepared and presented in accordance to full disclosure requirements under U.S. Generally Accounting Principles.

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